Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

TSX Venture Exchange

June 15, 2020

Dear Sirs/Mesdames:

Re: Vizsla Resources Corp. (the "Entity")

We refer to the short form prospectus of the Entity dated June 15, 2020 relating to the offering of 9,350,000 common shares of the Company at a price of $0.43 per share (the "Prospectus").

We consent to being named and to the use, included in the Prospectus, of our report dated August 27, 2019 to the shareholders of the Entity on the following consolidated financial statements:

a) Consolidated statements of financial position as at April 30, 2019 and 2018, and,

b) Consolidated statements of loss and comprehensive loss, changes in equity and cash flows and notes comprising a summary of significant accounting policies and other explanatory information to the consolidated financial statements for the year ended April 30, 2019 and for the period from incorporation (September 26, 2017) to April 30, 2018.

We consent to being named and to the use, included in the Prospectus, of our report dated June 9, 2020 to the directors of Canam Alpine Ventures Ltd. ("Canam") on the following financial statements:

a) Statements of financial position as at May 31, 2019 and 2018, and,

b) Statements of loss and comprehensive loss, changes in equity and cash flows and notes comprising a summary of significant accounting policies and other explanatory information to the financial statements for the years ended May 31, 2019 and 2018.

We report that we have read the Prospectus and all information incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditors' consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook - Assurance.

Yours truly,

Chartered Professional Accountants